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transitioning out of the Army in 2017
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was probably one of the hardest things
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I've ever done in my life going from six
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years of constant Brotherhood
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surrounding me to being isolated in the
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civilian world not really having anyone
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to relate to whether it was in school
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with students or trying to reach out to
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the VFW and American Legion and just
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having that generation gap in that case
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not being able to relate with their
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experiences I really started to affect
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my life to the point where my family and
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my friends weren't really able to help
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me fill this void that was being
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generated in my mind being isolated in a
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lot of memories I had within the service
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my name is Nicholas York co-founder of
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Charlie Foxtrot Brune my co-founder
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Timothy price and I met in Afghanistan
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while deployed Charlie Foxtrot we're
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more focused on being able to allow

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veterans to come in and have that place
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to be aware they can relate to others
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and be able to identify easily with them
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as well as be able to enjoy some craft
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beer we have eight staple beers on tap
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at all times for seasonal and for six
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small batches that will be rotating
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throughout we're not just focused on our
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younger generation of transitioning
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veterans but we're focused on veterans
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as a whole 22 veterans committing
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suicide every day with the reality of
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that being over 27 it's just too much
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we've partnered with the 22 project out
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in Delray Florida to be able to
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establish one of our beers to fund their
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mission with 22 percent of our profits
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donated back to their back to them so
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that way they can help offer medical
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treatment to veterans with PTSD and
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traumatic brain injuries as a veteran
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who has PTSD and suffered traumatic

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brain injuries this is really dear to my

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heart if we were able to receive a grant

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money will you set to purchase

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additional brewing equipment man you

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should start getting our manufacturing

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license and be able to distribute our

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beer to help support our veterans